CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS ENDED
MARCH 31, 2008

(Expressed in Canadian Dollars, unless otherwise stated)

(Unaudited)

CONTINENTAL MINERALS CORPORATION
Consolidated Balance Sheets
(Unaudited - Expressed in Canadian Dollars)

	March 31	December 31
	2008	2007

Assets

Current assets
Cash and cash equivalents	$29,884,735	$33,040,579
Amounts receivable	319,001	211,864
Prepaid expenses and deposits	134,546	668,407
	30,338,282	33,920,850

Mineral property interests (note 4)	118,472,309	117,287,309
Property and equipment (note 3)	481,715	548,280
Investments	1	1
	$149,292,307	$151,756,440

Liabilities and Shareholders' Equity

Current liabilities
Accounts payable and accrued liabilities	$1,270,404	$1,912,150
Amounts due to related parties (note 7)	230,876	345,420
Current portion of long-term payable (note 6)	513,250	991,300
	2,014,530	3,248,870

Long-term payable (note 6)	1,026,500	991,300
Future income tax liabilities	27,995,000	25,510,000

Shareholders' equity
Share capital (note 5(b))	175,044,539	175,044,539
Contributed surplus (note 5(e))	11,897,254	10,680,085
Deficit	(68,685,516)	(63,718,354)
	118,256,277	122,006,270
Subsequent events (note 5(d))

	$149,292,307	$151,756,440

See accompanying notes to the consolidated financial statements

Approved by the Board of Directors

/s/ David Copeland	/s/ Zhi Wang

David Copeland	Zhi Wang
Director	Director

CONTINENTAL MINERALS CORPORATION
Consolidated Statements of Operations
(Unaudited - Expressed in Canadian Dollars except for number of shares)

	Three months ended March 31
	2008	2007
Expenses
Amortization	$11,160	$–
Conference and travel	187,960	155,743
Consulting	30,546	–
Exploration (schedule)	1,596,280	2,422,657
Exploration - stock-based compensation (note 5(d))	12,122	17,840
Insurance	39,810	45,036
Interest expense	–	359,011
Interest income	(342,076)	(93,204)
Legal, accounting and audit	167,290	65,817
Loss on extinguishment of promissory note	–	376,366
Office and administration	660,807	638,033
Operations and administration - stock-based compensation (note 5(d))	315,047	465,133
Shareholder communications	54,935	65,842
Trust and filing	29,954	42,102
Loss before the following:	2,763,835	4,560,376
Foreign exchange loss (gain) related to future income tax liability (note 6(b)(iv))	2,190,000	(41,000)
Foreign exchange loss	13,327	119,346
Loss for the period	$4,967,162	$4,638,722

Basic and diluted loss per share	$(0.04)	$(0.05)

Weighted average number of common shares outstanding	129,053,091	101,129,109

See accompanying notes to the consolidated financial statements

Consolidated Statement of Comprehensive Loss
(Unaudited - Expressed in Canadian Dollars)
	Three months ended March 31
	2008	2007
Loss for the period	$4,967,162	$4,638,812
Other comprehensive loss	–	–
Total Comprehensive Loss	$4,967,162	$4,638,812

See accompanying notes to the consolidated financial statements

Consolidated Statements of Deficit
(Expressed in Canadian Dollars)
	Three months ended March 31
	2008	2007
Deficit, beginning of period	$(63,718,354)	$(41,717,265)
Adjustment for adoption of new accounting standards	–	(565,634)
	(63,718,354)	(42,282,899)
Loss for the period	(4,967,162)	(4,638,812)
Deficit, end of period	$(68,685,516)	$(46,921,711)

See accompanying notes to the consolidated financial statements

CONTINENTAL MINERALS CORPORATION
Consolidated Statements of Cash Flows
(Unaudited - Expressed in Canadian Dollars)

	Three months ended March 31
Cash provided by (used for)	2008	2007

Operating activities
Loss for the period	$(4,967,162)	$(4,638,812)
Items not involving cash
Accretion, net of interest	–	98,634
Amortization	73,224	76,406
Interest paid by issuance of common shares	–	156,275
Foreign exchange loss (gain)	2,190,000	(46,400)
Loss on extinguishment of convertible promissory note	–	376,366
Stock-based compensation	327,169	482,973
Changes in non-cash operating working capital
Amounts receivable	(107,137)	38,511
Prepaid expenses	533,861	40,160
Accounts payable and accrued liabilities	(641,746)	(2,380,231)
Due to (from) related parties	(114,544)	370,274
Cash used for operating activities	(2,706,335)	(5,425,844)

Investing activities
Acquisition of property and equipment	(6,659)	(20,930)
Principal payment on long-term payable	(442,850)	–
Cash used for investing activities	(449,509)	(20,930)

Financing activities
Issuance of common shares, net of issue costs	–	48,858,028
Repayment of convertible promissory note	–	(12,075,000)
Repayment to related party	–	(1,500,000)
Cash provided by financing activities	–	35,283,028

Increase (decrease) in cash and cash equivalents	(3,155,844)	29,836,254
Cash and cash equivalents, beginning of period	33,040,579	1,791,802

Cash and cash equivalents, end of period	$29,884,735	$31,628,056

Components of cash and cash equivalents are as follows:
Cash	$3,475,134	$2,902,428
Government of Canada treasury bills	26,395,214	–
Bankers acceptances and term deposits	14,387	28,725,628
	$29,884,735	$31,628,056

Supplementary information
Taxes paid	$–	$–
Interest paid	$–	$156,274

Non-cash financing and investing activities

Fair value of stock options transferred from contributed surplus to share
capital on options exercised	$–	$16,994

See accompanying notes to the consolidated financial statements

CONTINENTAL MINERALS CORPORATION
Consolidated Schedules of Exploration Expenses
(Unaudited - Expressed in Canadian Dollars)

	Three months ended March 31
Xietongmen Property, China	2008	2007

Exploration Costs
Amortization	$62,064	$76,406
Assays and analysis	56,303	67,658
Engineering	376,722	1,018,287
Environmental	271,474	21,140
Equipment rentals and leases	507	52,818
Freight	–	10,022
Geological	88,009	124,313
Graphics	24,573	10,610
Property and finders' fees	13,024	143,346
Site activities	287,173	335,338
Socioeconomic	282,637	462,561
Transportation	133,794	100,158
Incurred during the period	1,596,280	2,422,657
Non-cash stock based compensation	12,122	17,840
	1,608,402	2,440,497
Accumulated exploration expenses, beginning of period	45,978,614	29,603,097
Accumulated exploration expenses, end of period	$47,587,016	$32,043,594

See accompanying notes to the consolidated financial statements

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the three months ended March 31, 2008
(Unaudited – Expressed in Canadian Dollars)

1.	BASIS OF PRESENTATION AND PRINCIPLE OF CONSOLIDATION

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The interim consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned.

These interim financial statements do not include all the disclosures required for annual financial statements under generally accepted accounting principles. However, these interim financial statements follow the same accounting policies and methods of application as the Company's most recent audited annual financial statements except for the changes described in note 2 below. These interim consolidated financial statements should be read in conjunction with the Company's 2007 audited annual consolidated financial statements which are filed on www.sedar.com. Certain comparative information has been reclassified to conform to the presentation adopted in the current period.

All material intercompany balances and transactions have been eliminated.

Operating results for the three-month period ended March 31, 2008 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2008 or for any other period.

2.	CHANGES IN ACCOUNTING POLICIES

(a)	Newly Adopted Accounting Standards

Effective January 1, 2008, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA"). These new standards have been adopted on a retrospective basis with no restatement to prior period financial statements.

(i)	Section 1535 – Capital Disclosures

This standard requires disclosure of an entity's objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any externally imposed capital requirements and, if it has not complied, the consequences of such non-compliance.

The Company's objective when managing capital is to safeguard the Company's ability to continue as a going concern, so that it can continue to explore and develop its projects for the benefit of its shareholders and other stakeholders. The Company considers the components of shareholders' equity, as well as its cash and equivalents and debt (if any), as capital. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. Since the Company is in the exploration stage, the Company may issue new shares through private placements in order to maintain or adjust the capital structure.

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the three months ended March 31, 2008
(Unaudited – Expressed in Canadian Dollars)

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The Company's cash resources at March 31, 2008 are sufficient for its present needs, specifically to continue administrative and exploration operations at current levels through the end of 2008.

There were no changes to the Company's approach to capital management during the three months ended March 31, 2008. The Company is not subject to externally imposed capital requirements as at March 31, 2008.

	(ii)	Financial Instruments – Disclosure (Section 3862) and Presentation (Section 3863)

These standards replace CICA 3861, Financial Instruments – Disclosure and Presentation. They increase the disclosures previously required, which will enable users to evaluate the significance of financial instruments for an entity's financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk. The quantitative disclosures must provide information about the extent to which the entity is exposed to risk, based on information provided internally to the entity's key management personnel.

The carrying value of the Company's cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, due to/from related parties and term loan approximate their fair value.

	(iii)	Amendments to Section 1400 – Going Concern

CICA Handbook Section 1400, "General Standards of Financial Statement Presentation", was amended to include requirements to assess and disclose an entity's ability to continue as a going concern.

(b)	Accounting Policies Not Yet Adopted

	(i)	International Financial Reporting Standards ("IFRS")

In 2006, the Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to apply IFRS. The changeover is effective for interim and annual financial statements relating to fiscal years beginning on

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the three months ended March 31, 2008
(Unaudited – Expressed in Canadian Dollars)

or after January 1, 2011. The transition date of January 1, 2011 will require the restatement of comparative amounts reported by the Company for the year ending December 31, 2010. While the Company has begun assessing the potential impact of the adoption of IFRS in 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

3.	PROPERTY AND EQUIPMENT

	March 31, 2008			December 31, 2007
		Accumulated	Net book		Accumulated	Net book
	Cost	amortization	value	Cost	amortization	value
Leasehold
Improvements	$47,848	$31,769	$16,079	$47,848	$28,846	$19,002
Computers	176,786	102,408	74,378	170,383	81,842	88,541
Field	186,140	138,335	47,805	185,884	118,186	67,698
Furniture	26,013	20,928	5,085	26,013	17,871	8,142
Vehicles	530,562	192,194	338,368	530,562	165,665	364,897
	$967,349	$485,634	$481,715	$960,690	$412,410	$548,280

4.	MINERAL PROPERTY INTEREST

Xietongmen Property	March 31, 2008	December 31, 2007

Balance, beginning of the period	$117,287,309	$112,747,309
Changes during the period:
Mining permit costs	890,000	3,405,000
Future income tax related to mining permit costs	295,000	1,135,000
Balance, end of the period	$118,472,309	$117,287,309

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the three months ended March 31, 2008
(Unaudited – Expressed in Canadian Dollars)

5.	SHAREHOLDERS' EQUITY

(a)	Authorized share capital

an unlimited number of common shares without par value; and
an unlimited number of non-voting, redeemable preferred shares without par value.

(b)	Issued and outstanding common share capital

	Number of	Dollar
	common shares	Amount
Balance, December 31, 2006	91,239,417	$107,421,628
Private placement, net of share issuance costs	29,439,395	48,825,343
Share issued for interest on convertible promissory note	89,229	156,274
Share purchase warrants exercised	8,000,000	18,000,000
Share purchase options exercised	285,000	356,200
Fair value of share options allocated to shares issued on exercise	–	285,094
Balance, December 31, 2007 & March 31, 2008	129,053,041	$175,044,539

(c)	Warrants

The continuity of the number of share purchase warrants is as follows:

	Feb. 20	Dec. 15	Feb. 14
Expiry date	2008	2008	2009
Exercise price	$1.80	$1.59	$1.59
Balance, December 31, 2007	19,439,395	1,000,000	500,000
Expired	(19,439,395)	–	–
Balance, March 31, 2008	–	1,000,000	500,000

(d)	Share purchase option plan

The continuity of the number of share purchase options is as follows:

		Weighted
Share purchase options outstanding	Number of	average
	options	exercise price
Balance, December 31, 2007	6,554,607	$1.77
Expired or cancelled	(38,334)	1.72
Balance, March 31, 2008	6,516,273	$1.79

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the three months ended March 31, 2008
(Unaudited – Expressed in Canadian Dollars)

The following table summarizes the Company's stock options outstanding at March 31, 2008:

		Number of	Number of
		options	options
Expiry date	Option price	outstanding	exercisable
December 15, 2008	$ 2.10	40,000	13,333
December 21, 2008	$ 1.21	136,607	136,607
February 27, 2009	$ 1.61	50,000	50,000
April 30, 2009	$ 2.01	1,251,666	1,089,000
November 30, 2009	$ 1.61	250,000	250,000
September 30, 2010	$ 1.68	138,000	3,333
February 28, 2011	$ 1.61	2,900,000	2,200,000
February 28, 2011	$ 1.68	350,000	116,666
February 29, 2012	$ 2.01	1,400,000	933,328
Total		6,516,273	4,792,267
Weighted average option price		$1.77	$1.77

Using an option pricing model with the assumptions noted below, the estimated fair value of all options granted or vesting during the three months ended March 31, 2008, and which have been reflected in the consolidated statements of operations, is as follows:

Transactions	Three months ended March 31
	2008	2007
Exploration
Engineering	$11,867	$7,570
Environmental, socioeconomic and land	2,221	–
Geological	(1,966)	10,270
Exploration	12,122	17,840
Operations and administration	315,047	465,133
Total compensation cost recognized in	$327,169	$482,973
operations, credited to contributed surplus

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the three months ended March 31, 2008
(Unaudited – Expressed in Canadian Dollars)

The weighted-average assumptions used to estimate the fair value of options vesting during the respective periods were as follows:

	Three months ended March 31
	2008	2007
Risk free interest rate	3.65%	4.15%
Expected life	3.1 years	3 years
Expected volatility	87%	63%
Expected dividends	nil	nil

Subsequent to March 31, 2008, on May 1, 2008, the Company granted 4,739,000 options at an exercise price of $1.32 expiring on May 2, 2011, to various employees, directors and consultants.

(e)	Contributed surplus

Balance, December 31, 2007	$10,680,085
Changes during the period
Non-cash stock-based compensation	327,169
Mining permit cost	890,000
Balance, March 31, 2008	$11,897,254

6.	FINANCIAL INSTRUMENTS

a)	Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, amounts receivable, and accounts payable and accrued liabilities approximate their fair values due to the short term to maturity of such instruments. The fair values of amounts due from or due to related parties are not determinable due to the related party nature and the lack of a market for such balances. The fair values of the Company's investment in Gibraltar preferred shares, and the offsetting redeemable preferred shares of the Company (note 4 to the consolidated financial statements for the year ended December 31, 2007), are not practicably determinable due to the nature of the amounts and the absence of a quoted market price for such instruments. The fair value of the long-term payable is estimated to be $1,539,750 (2007 - $ 1,982,600) based on discounted future cash flows.

b)	Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes, inclusive of documented treasury policies, counterparty limits, controlling and reporting structures. The types of risk exposure and the way in which such exposure is managed is provided as follows:

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the three months ended March 31, 2008
(Unaudited – Expressed in Canadian Dollars)

(i)	Credit Risk

The Company's credit risk is primarily attributable to its liquid financial assets. The Company limits exposure to credit risk on liquid financial assets through maintaining its cash and equivalents in high quality investments and with major financial institutions. Substantially all the Company's cash in Canada is held with one major financial institution and its subsidiaries. The Company does not have any financial assets that are invested in asset backed commercial paper.

(ii)	Liquidity Risk

The Company ensures that there is sufficient cash in order to meet its short term business requirements, after taking into account the Company's holdings of cash and cash equivalents. The Company's cash and equivalents are invested in business accounts and bankers acceptances, which are immediately available on demand for the Company's use, and which are not invested in any asset backed deposits/investments.

For cash held in People's Republic of China ("PRC"), the repatriation of this cash in foreign currency is permitted upon the routine approval of the PRC State Administration for Foreign Exchange. The Company's Chinese subsidiary is required to obtain routine tax clearances for large amounts from the authorities to remit services fees and royalties.

The following are the contractual maturities of financial liabilities:

As at March 31,	Carrying	Contractual
2008	amount	cash flow	2008	2009	2010
Accounts payable
and accrued
liabilities	$1,270,404	$1,270,404	$1,270,404	–	–

Amounts due to
related parties	230,876	230,876	230,876	–	–
Long-term payable	1,539,750	1,539,750	513,250	513,250	513,250

As at December 31,	Carrying	Contractual
2007	amount	cash flow	2008	2009	2010
Accounts payable
and accrued
liabilities	$1,912,150	$1,912,150	$1,912,150	–	–
Loan from related
party	345,420	345,420	345,420	–	–
Long-term payable	1,982,600	1,982,600	991,300	495,650	495,650

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the three months ended March 31, 2008
(Unaudited – Expressed in Canadian Dollars)

(iii)	Price Risks

The significant price risk exposures to which the Company is exposed are foreign exchange risk, interest rate risk and commodity price risk. These are discussed further below.

(iv)	Foreign exchange risk

A significant portion of the Company's administrative operations are in Canada.

While the Company incurs some of its exploration expenditures in Canadian dollars, a significant portion is incurred in Chinese renminbi ("RMB"), and consequently are subject to exchange rate risk.

The Company typically holds a significant portion of its cash in Canadian dollars ("CAD"), with small amounts held in US dollars ("USD") and RMB, and reports the results of its operations in Canadian dollars. The Company is exposed to exchange rate sensitivity, to the extent that the Canadian dollar fluctuates with the USD and the RMB.

The Company's liabilities are typically denominated in Canadian dollars and RMB and the Company has no material commitments in any other currencies. However, the Company has a US$1,500,000 non-interest-bearing liability as a result of the acquisition of the surrounding properties, payable in US dollars, at a rate of US$500,000 per year .

The Company's mineral property interests are located in the PRC, and at March 31, 2008, these had an associated taxable temporary difference for future income tax purposes of approximately RMB 190 million (2007 – RMB 184 million). Consequently, a foreign exchange loss of $2,190,000 (2007 – $41,000) was recorded during the period to reflect the effect of RMB exchange rate changes related to this non-cash future income tax liability.

The Company currently does not engage in foreign currency hedging.

The exposure of the Company's financial assets and financial liabilities to foreign exchange risk is as follows:

	As at March 31,	As at
Expressed in Canadian dollars	2008	December 31, 2007

United States dollars	$2,657,799	$426,109
Chinese renminbi	296,317	259,859
Foreign currency denominated financial assets	$2,954,116	$685,968

United States dollars	$1,884,224	$1,996,537
Chinese renminbi	714,615	1,408,867
Foreign currency denominated financial liabilities	$2,598,839	$3,405,404

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the three months ended March 31, 2008
(Unaudited – Expressed in Canadian Dollars)

The following significant exchange rates applied during the period:

	2008 January –	2007 January –
	March	December
USD to CAD
United States dollars – closing rate	1.0265	1.0088
United States dollars – average rate	1.0047	0.9304

RMB to CAD
Chinese renminbi – closing rate	6.82	7.39
Chinese renminbi – average rate	7.13	7.08

For the period ended March 31, 2008, with other variables unchanged, a 1% strengthening (weakening) of the Chinese renminbi against the Canadian dollar would have increased (decreased) net loss by approximately $276,000.

(v)	Interest rate risk

The Company is subject to interest rate risk with respect to its investments in cash equivalents. The Company's policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates when the cash equivalents mature impact interest income earned.

Other than the US$1.5 million non-interest bearing debt related to the acquisition of the surrounding properties, the Company has no debt, other than routine accounts payable.

For the period ended March 31, 2008, with other variables unchanged, a 1% change in the general interest rates would have had no significant impact on net loss.

(vi)	Commodity price risk

While the market value of the Company's resource properties relate to the price of copper and gold metals and their outlook, the Company currently does not have any operating mines and, hence, does not have any hedging or other commodity based price risks in respect of its operational activities.

Copper and gold prices have historically been volatile and are affected by numerous factors outside of the Company's control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, and certain other factors related specifically to gold.

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the three months ended March 31, 2008
(Unaudited – Expressed in Canadian Dollars)

7.	RELATED PARTY BALANCES AND TRANSACTIONS

	March 31	December 31
Amounts due from (to) related parties	2008	2007
Hunter Dickinson Inc. (b)	$(7,255)	$(141,323)
C.E.C. Engineering Ltd. (f)	(31,043)	(36,458)
Zhi Wang/Tibet Bojing and Beijing Honglu (g)	(138,690)	–
Jack Yang/Sundecin Enterprises Inc. (g)	(32,082)	(27,371)
Dickson Hall & Associates Ltd. (h)	(2,164)	(44,444)
Qi Deng (i)	(22,650)	(30,000)
Zhengxun Guo (j)	686	443
Gerald Panneton	2,322	(66,267)
	$(230,876)	$(345,420)

	March 31
Transactions:	2008	2007
Hunter Dickinson Inc. – reimbursement for third
party expenses and services rendered (a)	$979,582	$554,005
Hunter Dickinson Inc. – interest (c) & (d)	–	44,605
Tibet Bojing (e)	66,455	286,291
Beijing Honglu (e)	67,787	53,680
C.E.C. Engineering (f)	93,614	21,977
Sundecin Enterprise Inc. (g)	30,940	32,063
Dickson Hall & Associates Ltd. (h)	68,948	59,976
Qi Deng (i)	58,476	56,365
Zhengxun Guo (j)	17,078	17,517
Xiaojun Ma (k)	7,885	8,607
Taseko Mines Limited – interest (l)	–	254,155

(a)

Hunter Dickinson Inc. ("HDI") is a private company owned equally by eight public companies, one of which is the Company. HDI has certain directors in common with the Company and provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company and its subsidiaries on a full cost recovery basis pursuant to an agreement dated December 31, 1996.

(b)

Related party balances receivable or payable, in the normal course, are non-interest bearing and due on demand, and represent advances against current and future services rendered to, or costs incurred on behalf of, the Company by HDI.

(c)

On November 29, 2006, the Company signed a loan agreement with HDI pursuant to which the Company borrowed $1,500,000 from HDI, maturing on February 27, 2007, on an unsecured basis. The loan bore interest at 8% per annum. The Company repaid the loan on March 2, 2007 and paid $30,575 in interest, of which $20,054 was recorded in the period ended March 31, 2007.

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the three months ended March 31, 2008
(Unaudited – Expressed in Canadian Dollars)

(d)

On January 18, 2007, the Company signed another loan agreement with HDI pursuant to which the Company borrowed US$2,500,000 from HDI, maturing on April 18, 2007, on an unsecured basis. The loan bore interest at 8% per annum. The Company repaid the loan on March 2, 2007 and paid $24,551 in interest.

(e)

During the three months ended March 31, 2008, the Company paid $66,455 (2007 – $286,291) and $67,787 (2007 – $53,680) to Tibet Bojing Minerals Investment Limited ("Tibet Bojing") and Beijing Honglu Shengdi Consulting Services Limited ("Beijing Honglu"), two companies controlled by a director of the Company, for consulting services.

(f)

During the three months ended March 31, 2008, the Company paid $93,614 (2007 – $21,977) to C.E.C. Engineering Ltd ("C.E.C Engineering"), a company controlled by the president and CEO of the Company, for engineering consulting services.

(g)	During the three months ended March 31, 2008, the Company paid $30,940 (2007 – $32,063) to Sundecin Enterprises Inc., a company controlled by a director of the Company, for consulting services.

(h)	During the three months ended March 31, 2008, the Company paid $68,948 (2007 – $59,976) to Dickson Hall & Associates, a company controlled by an officer of the Company, for consulting services.

(i)

During the three months ended March 31, 2008, the Company paid $58,476 (2007 – $56,365) to Qi Deng, a director of Tian Yuan, the Company's main Tibetan subsidiary, for consulting and project management services.

(j)

During the three months ended March 31, 2008, the Company paid $17,078 (2007 – $17,517) to Zhengxun Guo, a director of Tian Yuan, the Company's main Tibetan subsidiary, for administrative and managerial services.

(k)	During the three months ended March 31, 2008, the Company paid $7,885 (2007 – $8,607) to Xiaojun Ma, a then-director of the Company, for administrative and managerial services.

(l)

In February 2007, the Company redeemed the $11,500,000 convertible promissory note held by Taseko Mines Limited ("Taseko") at 105% of the principal amount. Taseko and the Company are related by virtue of having certain directors in common. During the three months ended March 31, 2007, the Company paid interest related to this convertible promissory note to Taseko of $254,155, of which $156,274 was paid to Taseko by the issuance of 89,229 common shares of the Company.